

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

May 16, 2017

Via E-Mail
Robin Johnson
Vice President, Finance
Diplomat Pharmacy, Inc.
4100 S. Saginaw Street,
Flint, Michigan 48507

      Re: Diplomat Pharmacy, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed March 8, 2017
              File No. 001-36677

Dear Ms. Johnson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/Craig Arakawa

                     Craig Arakawa
                     Branch Chief
                     Office of Beverages, Apparel, and Mining